As filed with the U.S. Securities and Exchange Commission on September 8, 2010
Registration No. 333-166979

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 6
TO
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Boralex Inc.
(Exact name of Registrant as specified in its charter)

Canada	4911	98-0480684
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification Code Number)
772 Sherbrooke Street West, Suite 200
Montréal, Québec
Canada H3A 1G1
(514) 284-9890
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001
(800) 767-1553
(Name, address and telephone number of agent for service in the United States)
Copies to:

Sandy K. Feldman, Esq.	Charles R. Spector, Esq.
K&L Gates LLP	Fraser Milner Casgrain LLP
599 Lexington Avenue	1 Place Ville-Marie, 39th Floor
New York, NY 10022	Montréal, Québec
(212) 536-4089	Canada H3B 4M7
(514) 878-8847
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Québec, Canada
(Principal jurisdiction regulating this offering)
     This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Explanatory Note
Please note that in this Amendment No. 6, we are filing only Part II of the Registration Statement and the only change that is being made is the addition of Exhibit No. 4.5, consent of K&L Gates LLP.

ii

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification.
     Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.
     A resolution of the Board of Directors, adopted February 28, 2006, provides that, subject to the limitations of laws governing the Registrant (which are summarized in the foregoing paragraph) but without limit to the right of the Registrant to indemnify any person, the Registrant shall indemnify the aforementioned individuals against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such individuals in respect of any civil, criminal, administrative, investigative or other proceeding in which such individuals are involved because of that association with the Registrant or other entity.
     The Registrant has purchased liability insurance to cover its directors and officers against various claims that could arise in the course of their mandate. The policy provides coverage in respect of liability claims or the reimbursement of amounts already paid in that respect. The policy includes a deductible for each claim made against the Registrant.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Exhibits
     The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

2.1	Support Agreement between the Registrant and Boralex Power Income Fund and Boralex Power Inc., dated May 3, 2010**

2.2	Voting Agreement between Boralex Power Income Fund and Cascades Inc., dated May 3, 2010**

2.3	Voting Agreement between Boralex Power Income Fund and Mr. Edward J. Kernaghan, dated May 3, 2010**

4.1	Consent of Fraser Milner Casgrain LLP**

4.2	Consent of K&L Gates LLP**

II-1

Exhibit No.	Description

4.3	Consent of PricewaterhouseCoopers LLP**

4.4	Consent of BMO Nesbitt Burns Inc.**

4.5	Consent of K&L Gates LLP*

5.1	Powers of Attorney of certain officers and directors (included on the signature page)**

6.1	Form of Trust Indenture by and between Boralex Inc. and Computershare Trust Company of Canada**

*	Filed herewith

**	Previously filed
     The Support Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about the Registrant, the Fund or Boralex Power Inc. (“Power”). Such information can be found elsewhere in this Registration Statement and in the other public filings that that the Registrant and the Fund make with securities commissions or similar authorities in Canada, which are available without charge at www.sedar.com.
     The representations and warranties included in the Support Agreement were made by each of the Registrant, the Fund and Power to each other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality that may be different from that generally applicable under securities laws. In addition, the representations and warranties may have been included in the Support Agreement for the purpose of allocating risk between the Registrant, the Fund and Power, rather than to establish matters as facts. The Support Agreement is described in this Registration Statement and attached as Exhibit 2.1 hereto only to provide information regarding its terms and conditions, and not to provide any other factual information regarding the Registrant, the Fund, Power or their respective businesses. Accordingly, you should not rely on the representations and warranties in the Support Agreement as characterizations of the actual state of facts about the Registrant, the Fund or Power, and you should read the information provided elsewhere in this Registration Statement and in the documents incorporated by reference into the Offer to Purchase and Circular for information regarding the Registrant, the Fund and Power and their respective businesses. See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010. Also, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Support Agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Support Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the Registrant, the Fund and Power prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

II-2

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada on September 8, 2010.

BORALEX INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Vice-President, Legal Affairs and Corporate Secretary

     Pursuant to the requirements of the Securities Act, this Amendment No. 6 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on September 8, 2010.

Signature	Title

/s/ Patrick Lemaire Patrick Lemaire	President, Chief Executive Officer and Director

* Jean-François Thibodeau	Vice-President and Chief Financial Officer

* Bernard Lemaire	Director

* Germain Benoit	Director

* Allan Hogg	Director

* Edward H. Kernaghan	Director

* Richard Lemaire	Director

* Yves Rheault	Director

* Michelle Samson-Doel	Director

* Gilles Shooner	Director

*	Pursuant to the Powers of Attorney on the signature page of the Registrant’s Form F-8 filed with the U.S. Securities and Exchange Commission on May 20, 2010, Patrick Lemaire, as attorney-in-fact, does hereby sign this Amendment No. 6 to the Registration Statement on behalf of each such director, in each case in the capacity of director, and on behalf of Jean-François Thibodeau, in the capacity of Vice-President and Chief Financial Officer.

By:	/s/ Patrick Lemaire

Name: Patrick Lemaire
Title: Attorney-in-Fact

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Montréal, Province of Québec, Country of Canada on September 8, 2010.

BORALEX US HOLDINGS INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Secretary